December 9, 2008

By EDGAR and Facsimile

Melissa Feider
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place 100 F Street, NE
Washington, D.C. 20549-4561

Re:	Clicksoftware Technologies Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed on April 16, 2008
File No. 000-30827

Dear Ms. Feider:

Reference is made to the letter dated November 12, 2008 addressed to Shmuel Arvatz, Chief Financial Officer of Clicksoftware Technologies Ltd. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2008.

As discussed with the Staff, the Company did not receive the above mentioned letter until December 8, 2008.  In accordance with our conversations with the Staff, the Company will provide its response to the Staff by December 22, 2008.

Should you have any questions regarding this letter, please do not hesitate to contact me at +972-3-7659-470.

Sincerely,

/s/ Shmuel Arvatz
Shmuel Arvatz
Clocksoftware Technologies Ltd.

Clicksoftware Technologies Ltd.
2 Rechavam Ze'evi Street
Givat Shmuel, 54017
ISRAEL
Tel: +972 3 765-9400
Fax: +972 3 765 9401
www.clicksoftware.com